

May 2, 2012

Via E-mail
Theresa K. Lee, Esq.
Senior Vice President, Chief Legal and Administrative Officer
Eastman Chemical Company
P.O. Box 431
Kingsport, Tennessee 37662

> **Re:** **Eastman Chemical Company**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed April 20, 2012**
> **File No. 333-179975**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 22, 2012**
> **File No. 001-12626**

Dear Ms. Lee:

We have reviewed your response letter and the above-referenced filings, and have the following comments.

Amendment No. 1 to Registration Statement on Form S-4

The Merger, page 60

Background of the Merger, page 68

1. We note your response to comment 17 of our letter dated April 2, 2012 and your "Presentations by Solutia's Consultants" disclosure on page 108. Please expand your "Exposure to Macroeconomic Factors" disclosure on page 84 to better explain how the findings in the consultants' reports impacted Solutia's board's determination that pursuing a merger with Eastman presented a superior alternative to Solutia's long-range plan as a stand-alone company. Please further revise your disclosure to eliminate broad and conclusory statements that do not fully address for example the reasons why the board determined that Solutia had "heightened exposure to certain macroeconomic risks by virtue of its business model and lines of business." Similarly, your page 108 disclosure must discuss or provide examples of the "qualitative factors" reviewed by Dr. Rutledge and the board and how those factors are believed to impact Solutia's long-range plan. With respect to The Valance Group presentation discussed on page 109, your disclosure must provide certain performance parameters to better understand the level of "outperformance of the underlying market growth" required to achieve the rate of growth contemplated by Solutia's long-range plan.

Finally, please tell us what consideration you have given to filing the two presentations as exhibits to the Form S-4 in accordance with Rule 408 of Regulation C.

Possible Benefits of the Merger, page 111

2. We note your revised disclosure in response to comment 19 of our letter dated April 2, 2012. Further enhance your disclosure by providing examples of your anticipated operational synergies upon which the management estimated the $100 million in cost savings. In this regard we note that broadly defining the categories of operational synergies, such as corporate costs, raw material and procurement, and improved manufacturing and supply chain processes, without demonstrating how the merger will enable Eastman to rationalize these aspects of its business does not provide the shareholders any insight into management's belief that the merger may result in possible cost savings.

Unaudited Pro Forma Condensed Combined Financial Information, page 36

Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements, page 44

(l) Identifiable intangible assets, page 49

3. Please disclose how you determined that the customer lists acquired from Solutia will have an estimated useful life of 24 years based on your consideration of the guidance in ASC 350-30-35-1 – 35-5. To the extent that this estimate is based on Solutia's estimate in their fiscal year 2011 Form 10-K and you determine that this is a reasonable estimate of the useful life once the merger has been completed, please provide a more comprehensive explanation for such a conclusion in your critical accounting estimates section of MD&A, including the method used, the material assumptions made, and what factors could result in a reduction in the useful life and lead to a material impact to your consolidated statements of earnings. Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis, page 34

Presentation of Non-GAAP Financial Measures, page 39

4. We note your response to comment 29 of our letter dated April 2, 2012. It remains unclear why each of the non-GAAP performance measures aid investors in evaluating and analyzing ongoing business results and the impact of strategic decisions and actions, since the measures eliminate the impacts of the strategic decisions and actions management has taken. Further, there does not appear to be any explanation as to why operating cash flows excluding certain items and free cash flows provide investors with useful information, rather your disclosure states that these measures should be considered. As such, we continue to request that you

disclose why you believe each of these measures provide investors with useful information in accordance with Item 10(e)(1)(i)(c) of Regulation S-K.

Summary by Operating Segment, page 46

5. We note your response to comments 24 and 30 of our letter dated April 2, 2012. Please note that qualitative disclosure of the reasons for the changes in your line items, albeit in order of significance, without accompanying quantitative disclosure would not provide the investors with a clear understanding of the effect that each underlying factor had in driving an increase or decrease in your operating results, especially in instances in which the factors offset each other. For example, on page 42 you state that gross profit in 2011 increased primarily due to higher selling prices, which more than offset higher raw material and energy costs without quantifying each factor. Without quantitative disclosure of the underlying factors, it is unclear if the 2% decrease in your gross profit as a percentage of sales as compared to the prior period is fully explained. The need for quantified information is further demonstrated by your analysis of the CAPSI segment's operating income in which you attribute the increase to four factors, one of which offsets the other three factors. Refer to Item 303(a)(3) of Regulation S-K and Sections 501.12.b.3. and 501.12.b.4. of the Financial Reporting Codification for guidance. In future filings, where there are multiple factors impacting the changes in your various line items, please quantify them accordingly. In addition, please tell us how you have complied with the disclosure requirements of Item 302(a)(3) of Regulation S-K given your response that the industry-wide destocking discussed in the earnings call "was material to the fourth quarter." Refer to Item 8 of Form 10-K.

Liquidity, Capital Resources, and Other Financial Information, page 53

6. We note your response to comment 31 of our letter dated April 2, 2012. It is unclear how you determined that the CDIs referenced in your response allow for the exclusion of the impact of the adoption of the amended accounting guidance for transfers of financial assets and the tax payment on the sale of the PET business from operating cash flows and also the modification to free cash flows, as defined by you at the bottom of page 40 in your fiscal year 2011 Form 10-K. Further, it does not appear as though these non-GAAP measures are defined in a specific agreement that you are required to comply with. As such, we continue to have concerns as to how you determined these measures comply with the guidance in Item 10(e)(1)(ii)(A) of Regulation S-K. Please either provide us with a more comprehensive explanation as to how you determined these measures comply with Item 10(e)(1)(ii)(A) of Regulation S-K, or remove the presentation of these measures in future periodic reports and earnings releases included as exhibits to Forms 8-K. Please refer to Instruction 2 to Item 2.02 of Form 8-K for additional guidance.

7. We note your response to comment 35 of our letter dated April 2, 2012, in which you clarify that the cash contributions made during each fiscal year presented, exceeded the minimum required contributions required under ERISA. As previously requested, please disclose this fact and the reasons for management's decision to make the excess payments (i.e., to meet

the Pension Protection Act funded status measures and what benefit that provides you). Please refer to Item 303(a)(1) of Regulation S-K and Item 501.13 of the Financial Reporting Codification for guidance.

Forward-Looking Statements and Risk Factors, page 62

The Company could be materially adversely affected by disruptions to manufacturing operations or related infrastructure, page 63

8. We note several recent public statements by Mark Heard regarding the importance of cybersecurity and the implementation of control systems in the chemical sector to protect the sector from cybersecurity threats. Please tell us what consideration you gave to tailoring your risk factor disclosure to more clearly address such threats or attacks and to highlight the potential consequences of the types of attacks that are most concerning to you. In addition, tell us whether you have experienced attacks and, if so, address whether disclosing that fact would provide the proper context for investors considering these risk disclosures. Please refer to the Division of Corporation Finance's Disclosure Guidance Topic No 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

1. Significant Accounting Policies, page 72

Impairment of Long-Lived Assets, page 73

9. We note your response to comment 38 of our letter dated April 2, 2012, including the draft disclosure. Please enhance the draft disclosure to state what the lowest identifiable levels for which there are identifiable cash flows are. Please refer to example 4 of ASC 360-10-55-35 for guidance.

13. Retirement Plans, page 90

10. We note your response to comment 40 of our letter dated April 2, 2012, in which you concluded non-U.S. pension obligations that are 14% of your total pension obligations are not significant. It is unclear how you arrived at this conclusion in light of the guidance in Rule 1-02(w) of Regulation S-X, which states that a significant subsidiary is a 10% threshold rather than the 20% referenced in your response. Further, the threshold for providing Rule 4-08(g) of Regulation S-X disclosures for equity method investees also has a 10% threshold. As such, please explain in greater detail how you concluded that your non-U.S. plans are not significant to your total benefit obligation. Alternatively, please revise future filings to separately disclose your U.S. and non-U.S. pension plan information. Please refer to ASC 715-20-50-4.

14. Commitments, page 97
Guarantees, page 98

11. We note your response to comment 41 of our letter dated April 2, 2012. Please confirm to us that the other guarantees are not material to your cash flows. Otherwise, we continue to request that you provide all of the disclosures required by ASC 460-10-50-4 in your next periodic report.

16. Legal Matters, page 99

12. We note your response to comment 42 of our letter dated April 2, 2012. Please confirm to us that the reasonably possible loss in excess of accrual for your lawsuits, claims, investigations and proceedings is immaterial to your financial position, results of operations and cash flows. Otherwise, we continue to request that you disclose an estimate of the amount or range of reasonably possible loss in excess of accrual, or state that such an estimate cannot be made. Please refer to ASC 450-20-50. If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. Please include your proposed disclosures in your response.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Jenn Do, Staff Accountant, at 202-551-3743, or Tracey Smith, Staff Accountant, at 202-551-3736 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or Era Anagnosti, Staff Attorney, at 202-551-3369 with any other questions.

                                            Sincerely,

                                            /s/ Era Anagnosti, for

                                            Pamela Long
                                            Assistant Director

cc: Mark Hanson, Esq. (*via E-mail*)
        Jones Day